Exhibit 4.(a).4.2

CONFIDENTIAL TREATMENT REQUESTED

Any text removed pursuant to the company's confidential treatment request has been separately submitted to the U.S. Securities and Exchange Commission and is marked [***] herein.

Privileged & Confidential
For Settlement Purposes Only

CONFIDENTIAL SETTLEMENT AGREEMENT

This Confidential Settlement Agreement (“Agreement”) is made and entered into the 26th day of June 2015 (“Effective Date”) between and among Partner Communications Company Ltd., with offices at 8 Amal St., Afek Industrial Park, Rosh Ha’ayin, Israel, (“Partner”), and Orange Brand Services Ltd., whose registered office is at 3 More London Riverside, London SE1 2 AQ, UK, (“OBSL”) and its parent Orange SA, previously known as France Telecom, 78 Rue Olivier de Serres, 75015 Paris, France, (“Orange”), hereinafter collectively (“Orange Entities”). Partner, OBSL and Orange, are each referred to herein as “Party” and collectively referred to herein as “Parties.”

WHEREAS, Partner and OBSL are parties to the Brand License Agreement dated September 14, 1998, (referred to herein as “Brand License Agreement”), which has heretofore been amended from time to time, including, but not limited, by Amendment No. 7 dated March 31, 2015 (“Amendment No. 7”). Brand License Agreement and its amendments, including but not limited to Amendment No. 7, shall hereinafter collectively be referred to as (“BLA”), and to the Brand Support Agreement dated September 14, 1998,

WHEREAS, pursuant to the BLA, Partner was granted an exclusive license to use the Orange Brand  as used, defined and set forth in the BLA,

WHEREAS, a controversy has arisen between Orange and Partner regarding, but not limited to, certain past events and issues, which Partner claims are attributable to Orange and have caused significant damage to Partner, while Orange denies any and all liabilities and the existence and nature of any damage allegedly caused to Partner (“Disputes”),

WHEREAS, it is the desire, purpose and intention of the Parties to amicably settle any and all past disputes, controversies, claims, actions and causes of action of any nature whatsoever, known or unknown, owned, held, possessed or asserted by any Party to this Agreement between or among the named Parties hereto and their respective parents, affiliates, subsidiaries, shareholders, directors, officers, employees and agents, and to establish certain understandings regarding the future business relationship between the Parties (“Settlement”),

NOW, THEREFORE, in consideration of the mutual covenants, representations and conditions contained herein, the receipt and sufficiency of which are hereby acknowledged, and for no other consideration or inducement whatsoever, the Parties hereby agree as follows:

1.         Initial Payment and Market Study.

1.1                 Initial Payment. Within five (5) Business Days (as defined below) from the Effective Date of this Agreement, Orange shall pay the sum of Fifteen Million Euro (€15,000,000) to Partner (“Initial Payment”). The Initial Payment shall be paid by Orange to Partner by wire transfer to Partner’s bank account, the details of which are provided herein in Exhibit 1 (“Partner’s Bank Account”). The Parties agree that the term “Business Day(s)” shall mean any Monday, Tuesday, Wednesday and Thursday, excluding bank holidays declared as non-working days in the State of Israel, in the Republic of France and in the United Kingdom.

1.2                 Market Study. Within ten (10) Business Days  of receipt of the Initial Payment, Partner shall directly engage at its sole cost and expense the services of Publicis in Paris, France (“Publicis”), which shall cost no more than [***] and which shall be conducted under the supervision of Maurice Levy, or his designated successor, as Chairman & CEO of Publicis.  The scope of the market study shall be determined by Partner in consultation with Publicis. It shall contain a  full and complete survey in the State of Israel of the market issues, new brand strategies and positioning of Partner in the State of Israel  and shall include detailed and comprehensive suggestions and recommendations to Partner in relation to the branding and rebranding of its lines of businesses in the State of Israel (“Market Study”).  Partner shall make available to Publicis all materials reasonably required by Publicis to perform the Market Study.These materials will stay confidential between Partner and Publicis and Publicis will not disclose any part of it to any entity or person, including Orange Entities. Publicis shall submit to Partner for its pre-approval the identity of any persons or entities which Publicis proposes to engage for services relating to the Market Study and shall endeavor to complete the Market Study within sixty (60) days of engagement. The Market Study, and all concepts that are created therein and emanating therefrom, shall be in all respects the confidential and proprietary property of Partner.  Publicis shall submit a confidential copy of the Market Study simultaneously to the Parties. The Orange Entities shall not  disclose and/or use any of the information contained in the confidential Market Study for their or another party’s benefit, for any purpose whatsoever, which shall be deemed strictly confidential and proprietary property of Partner. Partner may use the Market Study for any purpose it deems appropriate.  In the event that the Parties are engaged in a dispute and/or litigation with one another, neither Partner nor Orange Entities may use or refer to any aspect of the Market Study in any manner, for any reason or under any circumstances in said proceedings.  It is agreed that Orange Entities’ confidentiality obligations shall be further governed by the provisions of Section 6.2 hereof.  Nothing contained in the Market Study may be used by Orange Entities as any basis or reason for Orange Entities to fail or refuse, under any circumstances, to comply with the terms of this Agreement, including, but not limited to, making the Payments as defined and set forth hereinafter.

2.         Market Study Review and Additional Payments.

2.1                The Parties agree that upon receipt of the Market Study, the Parties shall organize a meeting or call to review and discuss the results of same, it being the sole right of Partner to consider and determine its various options for its positioning and branding in the State of Israel; it being agreed and understood that Partner shall have the sole and exclusive right to make all it own final decisions for the operation and branding of its business in the State of Israel, without limitation, other than the compliance with the BLA and the intellectual property rights of OBSL and Orange as protected in the State of Israel (“Orange IPRs”).

2.2                 Continuation Payment.  Orange shall pay the additional sum of Twenty-five million Euro (€25,000,000) to Partner within five (5) Business Days of the Parties’ receipt of the Market Study from Publicis (“Continuation Payment”). The Continuation Payment shall be paid by Orange to Partner by wire transfer to Partner’s Bank Account.

2.3                 Use of Orange Brand. All terms and conditions of the BLA not explicitly amended in this Agreement and as set forth in Exhibit 2 shall remain in full force and effect. For the avoidance of doubt, the Orange IPR’s shall remain unaffected by this Agreement.

2.4                 Partner’s Right to Terminate BLA and Rebrand. Within twenty-four (24) months after the Effective Date (“Partner’s Termination Period”), at any time and at its sole discretion, Partner shall have the right to terminate the BLA.  Should Partner determine to terminate the BLA, and choose a new brand at its sole discretion, then Partner shall issue to Orange Entities a written notice of termination (“Partner’s Notice of Termination”). If not exercised within Partner’s Termination Period, the right of Partner to terminate, under this Agreement, shall thereafter expire and become null, void and of no further force or effect.  For avoidance of doubt, nothing herein shall amend or otherwise effect Partner’s existing right to terminate the BLA as set forth in the BLA, which shall expressly remain in full force and effect during the remaining life of the BLA and in accordance therewith.

2.5                 OBSL’s  Subsequent Right to Terminate the BLA.  In the event that Partner has not issued Partner’s Notice of Termination within twelve (12) months of the Effective Date, OBSL  shall thereafter have the right to terminate the BLA, without cause and at its sole discretion, exercisable at any time from the 1st day of the thirteenth (13) month after the Effective Date until not later than the last day of the twenty-fourth (24) month following the Effective Date (“OBSL’s Termination Period”). If not exercised within OBSL’s Termination Period, the right of OBSL to terminate the BLA under this Agreement shall thereafter expire and become null, void and of no further force or effect. For avoidance of doubt, nothing herein shall amend or otherwise affect OBSL’s existing right, if any, to terminate the BLA, as set forth in the BLA, which shall expressly remain in full force and effect during the remaining life of the BLA and in accordance therewith. In the event OBSL determines to exercise its right to terminate the BLA within OBSL’s Termination Period, OBSL shall provide Partner written notice to terminate (“OBSL’s Notice of Termination”).

2.6                 Termination Payment. Orange shall pay the additional sum of Fifty Million Euro (€50,000,000) to Partner within five (5) Business Days of receiving Partner’s Notice of Termination issued by Partner, or Partner’s receipt of OBSL’s Notice of Termination issued by OBSL (“Termination Payment”). The Termination Payment shall be paid by Orange to Partner by wire transfer to Partner’s Bank Account.

2.7                 Effect of Termination of BLA.  Should Partner or OBSL exercise their right to terminate the BLA pursuant to Section 2.4 or Section 2.5 of this Agreement,  upon payment, receipt and clearance of the Termination Payment, whether pursuant to Partner’s Notice of Termination or OBSL’s Notice of Termination, all applicable BLA provisions, including, but not limited to, those related to the effect of termination and brand extraction,  shall apply in all respects. As soon as possible, after service of Partner’s Notice of Termination or OBSL’s Notice of Termination, the Parties shall meet to agree, in good faith, and finalize the Brand Extraction Protocol Agreement set forth in Section 6.3 of the Restated Amendment to the BLA and included in its Schedule 1.

In such event, the following additional provisions shall apply:

  (a)          Joint Termination Statement.  The Parties shall issue a joint statement after the issuance of Partner’s Notice of Termination or OBSL’s Notice of Termination (“Joint Termination Statement”).  The Joint Termination Statement shall be subject to any disclosure requirements of the Parties under applicable law. The Joint Termination Statement shall be prepared by Publicis as instructed by the Parties and shall be subject to the approval by each of the Parties prior to its release. Publicis’ costs and expenses shall be borne exclusively by Partner. The Parties may also issue separate statements in accordance with the terms and conditions set forth in Section 6.3 of this Agreement.

  (b)          Orange Brand Extraction.  The Parties acknowledge and agree that Partner shall be entitled to create and use a new brand of its own determination and may use any shape, shade or color which Partner shall select at its own discretion and for its own purposes as the dominant shape, shade and/or color, including, but not limited to, on goods, packaging for goods, printed materials, promotional and advertising materials, business papers or products as Partner may determine, provided that Partner’s New Brand complies with the Brand Extraction Protocol Agreement and does not infringe any Orange IPRs (“Partner’s New Brand”). All use, ownership and intellectual property rights of all forms and content, without limitation, of Partner’s New Brand shall be the sole property and asset of Partner, without claim of right or interference by Orange Entities (“Partner IP”).

  (c)          Termination of the Brand Support Agreement. The Parties agree that the Brand Support Agreement dated September 14, 1998 will be automatically terminated upon termination of the BLA.

  (d)          Orange Domain Name as Used in the State of Israel. The Parties shall discuss in good faith and agree, in the Brand Extraction Protocol Agreement the duration, and the terms and conditions of any redirection required as part of the extraction process, including, but not limited to, the email and internet traffic from www.orange.co.il.

3.         Payments to Partner; and Payment and Royalties from Partner.

3.1                 Allocation of Payments.  The Initial Payment, the Continuation Payment and/or Termination Payment (collectively the “Payments”) each shall be allocated and reconciled by Partner as an advance evenly on a quarterly basis over a period of twenty four (24) months (“Period”) against marketing, sales, customer services, maintenance and support, and related Partner expenses, including, but not limited to, salaries of its employees (“Expenses”).  The Expenses shall be reconciled against the Payments at the conclusion of the Period following the Effective Date of this Agreement in order for Partner to determine the excess or deficiency of the Payments as allocated to the Expenses (“Reconciliation”). Upon completion of such Reconciliation, Partner shall verify to its auditor that the Payments or any of them have been used against Expenses. Orange Entities agree that they shall not make any claim against or arising from, said allocation of Payments hereinabove set forth which is set out for information purposes only.

3.2                 Payments to Partner.  All payments to Partner by Orange pursuant to this Agreement shall be made in the full amount as set forth hereinabove as the Payments.  It being agreed that if no Party terminates the BLA in accordance with this Agreement, the aggregate of the Payments shall total forty million Euro (€40,000,000) and upon a Party terminating the BLA, the aggregate of the Payments, pursuant to this Agreement, shall total ninety million Euro (€90,000,000). The Payments shall be paid in full as consideration for this Agreement and shall not be subject to any set off or deductions of any kind by the Orange Entities and upon receipt thereof by Partner shall be the sole property of Partner. Each payment shall originate from France and shall be delivered to Partner free and clear of, and without withholding or deduction for or on account of, any taxes, duties or levies of whatever nature, imposed by the French tax authorities. It shall be Orange’s sole responsibility to secure any withholding or other tax exemption or clearance certificate or other documentation required (if required) to make timely payments from France to Partner pursuant to this Agreement. For the avoidance of doubt, with respect to any applicable withholding taxes, Orange shall gross-up and pay such additional amounts as will result in the receipt by Partner of such amounts as would have been received by it if no such withholding or deduction had been required by the French tax authorities. It shall be Partner’s sole responsibility for the payment of any taxes, duties or levies of whatever nature, imposed by the Israeli tax authorities, if any, and to secure any withholding or other tax exemption or clearance certificate or other documentation required (if required) for the payments received in Israel by Partner pursuant to this Agreement.

3.3                 Royalties/payments from Partner.  The Parties agree that in all events, all Royalites/payments, including, but not limited to, those defined in the Brand Support Agreement and Section 8.1 and as set out in Exhibit B of Amendment No. 7, including those not previously paid by Partner shall be deemed to be and have been offset against other consideration of this Agreement and in full satisfaction of all claims and shall not be any obligation or liability of Partner as of the Effective Date of this Agreement and that Partner shall owe no past or present or future Royalites/payments not heretofore paid by Partner to Orange Entities based on its Annual Service Revenues, or otherwise as Royalties/payments to Orange Entities. The Parties hereby agree to amend the BLA according to the above.

3.4                 Accounting. Each Party can apply at its sole discretion its accounting treatment with regards to this Agreement, it being agreed that neither Party shall bear any liability or are bound in any manner by such accounting treatment selected by the other Party at its sole discretion.

4.         Non-Competition and Freezing Period.

4.1                 From the date of the launch of Partner’s New Brand in the State of Israel, and for a period of [***] thereafter (“Freezing Period”), Orange Entities agree (a) not to operate in the State of Israel and/or grant a license to the Orange Brand to any person or entity or otherwise to permit the use of the Orange Brand by itself or any third party in the State of Israel in relation to telecommunication services, and (b) not to compete with Partner in the State of Israel in its lines of business including, but not limited to, mobile, fixed line, cable, internet, tv, and over-the-top services ((a) and (b) shall be referred to as “Freezing Period Activities”).  Notwithstanding the above, after a period of [***] following the launch of Partner’s New Brand in the State of Israel, Orange Entities shall only thereafter be entitled to use the Orange Brand in the State of Israel for any activity relating to research and development (R&D), and innovation (“Permitted Orange Activities”).

4.2                 The provisions of Section 4.1 shall come into force upon receipt of the specific exemption from the General Director of the Israeli Antitrust Authority (“IAA”) pursuant to Section 14 of the Restrictive Trade Practices Law or any other valid exemption under the above Law (“Exemption”). Within 10 business days of receipt of Partner’s Notice of Termination or OBSL’s Notice of Termination, the Parties will convene and fully cooperate in order to allow the Parties to prepare and timely file the application for the Exemption with the IAA. The Parties shall support all necessary applications, discuss any alternative arrangement proposed by the IAA as per Section 4.3 below and take all other actions reasonably required in order to obtain such Exemption.

4.3                 In the event that the IAA shall not grant an Exemption regarding the Freezing Period Activities as set forth in Section 4.1(a) or (b) above, or in the event the terms of the Exemption shall affect the scope of the Freezing Period Activites and/or the duration of the Freezing Period, the Parties undertake to accept such substitute arrangement, as shall be approved by the General Director of the IAA, and to adhere thereto, provided that Orange Entities shall not be required to accept a substitute arrangement for the Permitted Orange Activities or for the Freezing Period in relation to the Freezing Period Activities which prolongs any of the restriction periods or the scope of such restrictions set out in Section 4.1. Outside of the scope and/or period of the Exemption, if the Orange Entities intend to engage in Freezing Period Activities in the State of Israel during the Freezing Period, then before commencing any Freezing Period Activities in the State of Israel the Parties shall meet to discuss in good faith to find a mutually acceptable alternative, taking into account the original intent of Section 4.1, to achieve the closest result as that contemplated by Section 4.1.  In the event such alternate agreement shall require submission of same to the IAA for an Exemption, then the Parties shall fully cooperate to file with the IAA, as soon as practical, support all necessary applications and take all other actions as reasonably required in order to obtain such Exemption.

4.4                 For the avoidance of doubt, the ability of the Parties to reach an alternative agreement and to obtain an Exemption shall not affect the termination of the BLA, and such termination will come into effect in any event.

5.         Releases and Covenants Not to Sue.

5.1                 General Release and Covenant Not to Sue by Partner.  From the Effective Date of this Agreement, Partner, for itself and on behalf of its predecessors, successors and permitted assigns, and all of its and their past, present and future officers, directors, employees, agents and attorneys and its and their past, present, and future parents, affiliates and subsidiaries (collectively, the “Partner Releasing Parties”), hereby unconditionally releases and forever discharges, and covenants not to sue, OBSL and Orange and each of their predecessors, successors, administrators, trustees, officers, directors, managers, employees, shareholders, agents, advisors and attorneys and their parents, affiliates and subsidiaries (“Orange Released Parties”) of and from any and all claims, actions, causes of action, suits, debts, sums of money, accounts, reckonings, contracts, covenants, controversies, agreements, promises, damages, judgments, executions, proceedings and demands of whatsoever character, nature and kind, known or unknown, suspected or non-suspected, in law or equity, which Partner or the Partner Releasing Parties now have, claim to have or hereafter may have against Orange, OBSL or any of the Orange Released Parties by reason of or arising out of any matter, act or omission related to or occurring at any time prior to or concomitant with the execution of this Agreement. In the event that Orange fails to make any of the Payments pursuant to this Agreement, when they become due and payable, the foregoing general release and covenant not to sue provided by the Partner Releasing Parties to the Orange Released Parties shall be deemed retroactively null and void and of no force and effect and void ab initio.  Notwithstanding the foregoing, nothing herein shall preclude Partner Releasing Parties from exercising and enforcing its rights under this Agreement and the BLA, and in the event of Orange having failed to make any of the Payments notably Partner’s right to claim Payments due by Orange in accordance with this Agreement.

5.2                 General Release and Covenant Not to Sue by Orange.  From the Effective Date of this Agreement, Orange Entities for themselves and on behalf of their predecessors, successors and permitted assigns, and all of their past, present and future officers, directors, employees, agents and attorneys and its past, present, and future parents, affiliates and subsidiaries (“Orange Releasing Parties”), hereby unconditionally releases and forever discharges, and covenants not to sue, Partner and each of its administrators, trustees, officers, directors, managers, employees, agents, advisors and attorneys and its parents, affiliates and subsidiaries  (“Partner Released Parties”) of and from any and all claims, actions, causes of action, suits, debts, sums of money, accounts, reckonings, contracts, covenants, controversies, agreements, promises, damages, judgments, executions, proceedings and demands of whatsoever character, nature and kind, known or unknown, suspected or non-suspected, in law or equity, which Orange, OBSL or the Orange Releasing Parties now have, claim to have or hereafter may have against Partner or any of the Partner Released Parties by reason of or arising out of any matter, act or omission related to or occurring at any time prior to or concomitant with the execution of this Agreement.  Notwithstanding the foregoing, nothing herein shall preclude Orange, OBSL or any of Orange Releasing Parties from exercising and enforcing its rights under this Agreement and the BLA.

6.         Confidentiality and Non-Disparagement.

6.1                 Confidentiality Obligations.  The Parties agree not to disclose to anyone who is not a Party to this Agreement or their attorneys, accountants, consultants, advisors or board members: the facts about the Parties’ discussions, negotiations and outcome of same, as well as the existence or terms of this Agreement (other than the fact that they have settled the disputes among them), including the amount, terms and conditions of the payments required to be made hereunder, except as strictly necessary in connection with legal, accounting and tax advice which either Party may seek relating to this Agreement, the preparation of tax returns, disclosures to accountants, regulators, financial institutions, responses to inquiries from legal authorities entitled to receive same or as required by law or regulation or as required to satisfy the conditions and terms of this Agreement, or in the context of legal actions adversely involving such Party to ensure the defense of its rights. In such event said Party, at its sole costs and expense, shall seek a protective order maintaining the confidentiality of the terms of this Agreement.  It is expressly understood that as Partner and Orange are publicly held companies, each will comply with such disclosure requirements relating to this Agreement as are required by applicable law or regulation (“Material Disclosures”).  Such Material Disclosures shall be consistent with the provisions of this Section 6.1 but shall not be subject to the provisions of Section 6.2.

6.2                 Mandated Disclosure.  If any Party to this Agreement is required by a court or legal authority pursuant to law or regulation to disclose any matter contained in this Agreement, including, but not limited to, the amount, terms or conditions of the Payments, such Party shall provide immediate notice to the other Party so that the other Party may seek, at its sole cost and expense,  with the cooperation of the first Party, from the court of competent jurisdiction, a protective order against such court, legal authority, regulatory body or inquiring Party  which, maintains the confidentiality of the terms of this Agreement.  Any disclosure made pursuant to this Section 6.2 by a Party to this Agreement shall not relieve any of the Parties to this Agreement of their obligation to maintain the confidentiality of that information in all other circumstances and shall not be deemed a violation of this provision.

6.3                 Public Announcements and Material Disclosures.  Unless otherwise required by applicable law (based upon the reasonable advice of counsel), no Party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written knowledge and consent of the other Party, which said consent shall not be unreasonably withheld.  Notwithstanding the foregoing, the Parties shall issue a joint statement after the Effective Date of this Agreement (“Joint Settlement Statement”).  The Joint Settlement Statement shall be prepared by Publicis, as instructed by the Parties, and shall be subject to the approval by each of the Parties prior to its release. Publicis costs and expenses shall be exclusively borne by Partner. The Joint Settlement Statement shall be subject to any disclosure requirements of the Parties under applicable law, regulations or determination that it must issue disclosures as to material matters (“Disclosures”) and the Parties acknowledge and agree if either Party is legally required to make any such Disclosures, said Disclosures shall not be deemed to be in violation of this provision.  Should either Party be questioned about its relationship, or the existence of the Settlement between them, except in the event of Material Disclosures or Mandated Disclosures or Disclosures, the Parties agree that they shall state only, consistent with the Joint Settlement Statement or otherwise to the effect, that “the Parties confirm that the controversies between them have been resolved in all respects.”

6.4                 Inadmissibility.  The Parties acknowledge that the Payments made hereunder were agreed upon as a compromise and final settlement of the Disputes and all controversies, claims, actions and causes of action of any nature whatsoever, known or unknown, owned, held, possessed or asserted by any Party to this Agreement between or among the named Parties hereto and their respective parents, affiliates, subsidiaries, shareholders, directors, officers, employees and agents and all other business arrangements set forth in this Agreement, and that such payments are not, and may not be construed as an admission of liability by any Party.  Nothing in this Agreement shall be construed by the other Party as an admission that any Party and its respective parents, affiliates, subsidiaries, shareholders, directors, officers, employees and agents were engaged in any wrongful, tortious or unlawful activity.  No Party admits any wrongdoing whatsoever, and each Party expressly denies any allegation of liability. Each Party agrees that any evidence of the existence or terms of this Agreement, or documents exchanged in confidence between the Parties in the course of the negotiation of this Agreement, shall be inadmissible in any litigation, action, or other proceeding anywhere in the world, except as provided in Section 6.1; provided, however, that such evidence may be offered solely in a proceeding to enforce this Agreement or for a Party to ensure the defense of its rights.  In such event, such evidence shall be filed under seal of confidentiality unless  precluded by the court or authority convening such action or proceeding.

6.5                 Non-Disparagement. The Parties agree not to make any Statement (as defined herein), written or oral, directly or indirectly, which in any way disparages the other in any manner whatsoever, or portrays any Party in a negative light or would in any way place a Party in a future dispute. A “Statement” shall include any utterance, declaration or communication directed to, or under the circumstances reasonably likely to reach, any of the following: (i) journalists or other persons related to the media; (ii) current or prospective employees or employers; (iii) current, prospective, or former officers, board members, directors, employees, shareholders, agents, officials, representatives, insurers, partners, and attorneys of either Party; (iv) any employee or representative of any federal, state, or local governmental entity; (v) each Parties current or prospective customers; (vi) any current or prospective vendors or lenders to a Party; (vii) any subcontractors and (viii) any other persons having a current or prospective business relationship with a Party. Each Party further agrees not to encourage anyone else to disparage or criticize the other Party, or put it in a bad light.  The Parties agree that an alleged disparaging statement made by a person not having actual or apparent authority to speak on behalf of a Party shall not be deemed a violation hereof.

7.
Representations and Warranties.  Each Party hereto represents and warrants to the other Parties hereto as of the Effective Date as follows:  (i) it has full power and authority and has taken all action necessary to enter into and perform this Agreement; (ii) the execution and performance by it of its obligations hereunder will not constitute a breach of, or conflict with, any other material agreement or arrangement, whether written or oral, by which it is bound; and (iii) this Agreement is its legal, valid and binding obligation, enforceable in accordance with the terms and conditions hereof.

8.         Governing Law, Venue and Dispute Resolution.

8.1                 Governing Law. This Agreement is governed by, and construed in accordance with the laws of the State of Israel, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Israel.

8.2                 Arbitration of Disputes. Any dispute arising out of or in connection with this Agreement, the BLA and/or the Brand Extraction Protocol Agreement shall be finally resolved by binding and confidential arbitration administered by the ICC International Court of Arbitration (“ICC”) in accordance with its International Arbitration Rules, subject to the provisions of this Section 8. There shall be three (3) arbitrators. Partner and Orange Entities shall appoint one (1) arbitrator each (“Party Appointed Arbitrator”). The two Party Appointed Arbitrators shall, taking into consideration the specificities of the dispute giving rise to arbitration, including, but not limited to, the telecom sector, including branding issues and governing Israeli law,  jointly appoint the third arbitrator, who shall serve as the chairperson of the arbitration. If the two Party Appointed Arbitrators are unable to agree on the third arbitrator within thirty (30) days from their appointment, the ICC shall nominate and appoint the third arbitrator taking into consideration the specifics provided above. The place of arbitration shall be Tel Aviv, Israel, and the language of the arbitration shall be English. In order to facilitate the comprehensive resolution of related disputes, the arbitral tribunal shall have jurisdiction over the BLA and/or the Brand Extraction Protocol Agreement, as may be applicable to the arbitration proceedings.

9.         General Provisions.

9.1                 Definitions. All capitalized terms used in this Agreement which are defined in the BLA shall have the meaning given in the BLA unless otherwise defined herein.

9.2                 Priority of Terms. The Parties agree that no joint or other statement made by the Parties shall abrogate or otherwise affect any right or obligation of the Parties arising out of this Agreement. In case of discrepancy in interpretation of the BLA and this Agreement, the terms of this Agreement shall prevail.

9.3                 Full Force and Effect. The terms and provisions of the BLA remain unmodified and in full force and effect, except to the extent the BLA is expressly and specifically amended by this Agreement as set forth in Exhibit 2.

9.4                 Assignment; Successors.  No Party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or otherwise, without the prior written consent of the other Parties hereto.  This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective permitted successors and assigns.

9.5                 Further Assurances.  Each of the Parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

9.6                 Waiver. The failure by one Party to require performance of any provision shall not affect that Party's right to require performance at any time thereafter, nor shall a waiver of any breach or default of this Agreement constitute a waiver of any subsequent breach or default or a waiver of the provision itself.

9.7                 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.8                 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a “Notice”) shall be in writing and shall be deemed given or delivered (a) when delivered personally, (b) if transmitted by facsimile or when confirmation of transmission is received by the sending Party, such facsimile to be confirmed by registered mail or reputable overnight courier, (c) if sent by registered or certified mail, postage prepaid, return receipt requested, on the fifth (5th) day after mailing or (d) if sent by reputable overnight courier, on the fifth (5th) day after mailing; and shall be addressed to the Parties as follows:

If to Orange, to:
78 rue Olivier de Serres 75015 Paris France
Attention: Group General Secretary and Group General Counsel
Facsimile: + 33 1 57 05 99 69 and +33 1 57 05 98 50 E-mail address: notifications.legal@orange.com

If to OBSL, to:

11th Floor, 5 Merchant Square London W2 1AY United Kingdom
Attention: Company Secretary E-mail address: ipr@orange.com

If to Partner, to:

Nomi Sandhaus
VP Legal and Regulatory Affairs & Company Secretary
8 Amal Street
Afek Industrial Park
Rosh Ha’ayin Israel
Telephone: +972 54 3600700
Telefax: +972 54 7814193
Email: nomi.sandhaus@orange.co.il

With a copy to:

Richard D. Heideman, Esq.
Heideman Nudelman & Kalik, P.C.
1146 19th Street, NW - Fifth Floor
Washington, DC 20036
Telephone +1 202 463-1818
Telefax +1 202 463-2999
Email:  rdheideman@hnklaw.com
attorneys@hnklaw.com

  or to such other address as such Party may indicate by a notice delivered to the other Parties five Business Days in advance.

9.9                 Rules of Interpretation and Construction.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to sections, schedules and exhibits mean the sections of, and schedules and exhibits attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

9.10               Costs and Expenses.  Except as specifically provided in this Agreement, each Party will be responsible for its own costs, expenses and legal fees incurred in connection with the negotiation and drafting of this Agreement and the performance of its obligations under this Agreement.

9.11               Counterparts/Copies.  This Agreement will be executed in multiple counterparts, at separate times and places, which together shall be deemed to be one original instrument.  A copy, facsimile or PDF hereof, shall be deemed as valid and binding as an original.

9.12               Entire Agreement.  This Agreement constitutes the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

[End of text; signature page follows]

WHEREFORE, the undersigned Parties, with authority duly given, execute this Agreement of their own free act and deed.

PARTNER COMMUNICATIONS COMPANY LTD.
by its authorized representatives:

______________________________	_________________
Adam Chesnoff	Dated
Chairman of the Board of Directors

______________________________	_________________
Isaac Benbenisti	Dated
Deputy Chief Executive Officer

______________________________	_________________
Ziv Leitman	Dated
Chief Financial Officer

ORANGE BRAND SERVICES, LTD.
by its authorized representative:

_______________________________	__________________
Dated

ORANGE SA, formerly known as
FRANCE TELECOM SA
by its authorized representative:

______________________________	_________________
Pierre Louette	Dated
Deputy CEO, Group General Secretary

EXHIBIT 2 – AMENDMENTS TO THE BLA AGREED BY THE PARTIES

1.	Clauses 2.4 and 2.5 of the Agreement are added as Sections 6.7 and 6.8 of the Restated Amendment Agreement to the Brand License Agreement dated 14 September 1998 (“Amendment Agreement”).

2.	Clause 2.7 of the Agreement is hereby inserted at the end of Clause 6 of the Amendment Agreement.

3.	Clause 3.3 of the Agreement shall supersede all provisions of the BLA and the Brand Support Agreement, without limitation, in relation to the payment of Royalties/payments from Partner to OBSL.

4.	Clause 6.4 of the Amendment Agreement is hereby deleted and replaced by Clause 4 of the Agreement.

5.
Clause 8.2 shall supersede Clause 27 of the BLA and Clause 9 of the template Brand Extraction Protocol Agreement with regard to the jurisdiction of the Courts of the State of Israel over any dispute arising out of or in connection with this Agreement, the BLA and/or the Brand Extraction Protocol Agreement.

6.	Clause 7 of the Amendment Agreement, as amended by Clauses 12-14 of Amendment 7 is hereby deleted and replaced with Clause 9.8 of the Agreement.